                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
                           (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 7)

                         PARKVALE FINANCIAL CORPORATION
                         ------------------------------
                                (Name of Issuer)

                         Common Stock ($1.00 par value)
                         ------------------------------
                                 Title of Class

                                   701492 10 0
                                 --------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  x    Rule 13d-1(b)
-----

       Rule 13d-1(c)
-----

       Rule 13d-1(d)
-----


                                Page 1 of 4 Pages

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CUSIP No. 701492 10 0                 13G                      Page 2 of 4 Pages


--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSON.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Parkvale Financial Corporation
          Employee Stock Ownership Plan
          25-1556590
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORIGIN

          Pennsylvania
--------------------------------------------------------------------------------
                               5.    SOLE VOTING POWER

          NUMBER OF                     15,711 shares

           SHARES              -------------------------------------------------
                               6.    SHARED VOTING POWER
        BENEFICIALLY
                                        547,071 shares
          OWNED BY
                               ------------------------------------------------
            EACH               7.    SOLE DISPOSITIVE POWER

          REPORTING                     15,711 shares

           PERSON              ------------------------------------------------
                               8.    SHARED DISPOSITIVE POWER
            WITH
                                        547,071 shares

-------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          562,782 shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.99%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

          EP
--------------------------------------------------------------------------------
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CUSIP No. 701492 10 0                 13G                      Page 3 of 4 Pages


Item 1(a)  Name of Issuer:
                Parkvale Financial Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
                4220 William Penn Highway, Monroeville, PA 15146

Item 2(a)  Name of Person Filing, or if none, residence:
                Parkvale Financial Corporation Employee Stock Ownership Plan

Item 2(b)  Address of Principal Business Office:
                4220 William Penn Highway, Monroeville, PA 15146

Item 2(c)  Citizenship:
                Pennsylvania

Item 2(d)  Title of Class of Securities:
                Common Stock, par value $1.00 per share

Item 2(e)  CUSIP Number:
                701492 10 0

Item 3     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:
                (f) X An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4     Ownership:
           (a) Amount Beneficially Owned:
                562,782 shares as of December 31, 2005
           (b) Percent of Class:
                9.99%
           (c) As of the date of this filing, the Plan has sole power to vote and dispose of 15,711 shares of common stock. If any of the shares were unallocated, Messrs. Pfischner, Minnock and Burger and Dr. Fitting as trustees would each share power to vote or dispose the unallocated shares owned by the plan, and the Trustees disclaim beneficial ownership of the shares held by the plan. In addition, 547,071 shares of common stock have been allocated to ESOP participants' accounts. Such shares are voted by the Trustees in accordance with instructions from the participants. Accordingly, as of December 31, 2005, the Plan has shared power to vote and dispose 562,782 shares of common stock.

Item 5     Ownership of Five Percent or Less of a Class:
                Not Applicable

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CUSIP No. 701492 10 0                 13G                      Page 4 of 4 Pages


Item 6 Ownership of More than Five Percent on behalf of Another Person: The securities covered by this statement are held in trust by the Trustees of the Parkvale Financial Corporation Employee Stock Ownership Plan for the benefit of the employee participants of the Plan. No single participant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the outstanding common stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
                Not Applicable

Item 8     Identification and Classification of Member of the Group:
                Not Applicable

Item 9     Notice of Dissolution of Group:
                Not Applicable

Item 10    Certification
                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signatures

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2006                               Parkvale Financial Corporation
                                               Employee Stock Ownership Plan


By:  /s/  Fred P. Burger, Jr.                  By:  /s/ Robert D. Pfischner
    --------------------------------------        ------------------------------
Fred P. Burger, Jr., ESOP Trustee              Robert D. Pfischner, ESOP Trustee

By:  /s/  Patrick J. Minnock                   By:  /s/ Andrea F. Fitting
   ---------------------------------------        ------------------------------
Patrick J. Minnock, ESOP Trustee               Andrea F. Fitting, ESOP Trustee